UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Shengtai Pharmaceutical, Inc.

(Name of Issuer)

Common Stock - par value $0.001 per share

(Title of Class of Securities)

952165108

(CUSIP Number)

Qingtai Liu, Chief Executive Officer, 208 Linien Road, Changle Road East.
Development District, Changle County, Shandong, China 262400
Telephone: (8653) 6628 5813

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained In this form are not required to respond unless the form displays a currently valId 0MB control number.

CUSIP No. 952165108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chinamerica Fund, LP and Chinamerica Shengtai Acquisition, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,550,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,550,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,550,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.40%

14.	Type of Reporting Person (See Instructions) PN and OO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $.001 per share (“Common Stock”), of Shengtai Pharmaceutical Inc. (formerly, West Coast Car Company), 208 Linien Road, Changle Road East Development District, Changle County, Shandong, China 262400.

Item 2.	Identity and Background

(a)-(c)     This statement is filed by Chinamerica Fund, LP, a Texas limited partnership and Chinamerica Shengtai Acquisition, LLC, a Texas limited liability company (the “Reporting Persons”).  The principal address of the Reporting Persons, which also serves as the principal offices, is 2909 St. Andrews Drive, Richardson, Texas 75082.  The Reporting Persons are engaged in the business of investing in domestic publicly-held companies that invest in companies operating in China.

(d)           The Reporting Persons are not required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

(e)           The Reporting Persons are not required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

(f)            The Reporting Persons are a Texas, USA limited Partnership and a Texas, USA limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration
The funds were derived from investments in the Reporting Persons made by its partners, through a private securities transaction exempt from registration under the Securities Act of 1933

Item 4.	Purpose of Transaction

The shares of the Issuer were acquired for investment.   The Reporting Persons currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.  However, the Reporting Persons may in the future determine to:  (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it, or (iii) consider plans or proposals which would relate to or result in:  (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer; (c) the sale or transfer of a material amount of assets of the Issuer; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments; (h) any other action whether or not similar to those enumerated above. The Reporting Persons also reserve the right to take actions to influence the management of the Issuer should it deem such actions appropriate
Item 5.	Interest in Securities of the Issuer

a)             Based upon the Issuer’s Form 8-K filed with the Commission on May 15, 2007, there were 8,750,000 shares of Common Stock issued and outstanding and 4,375,000 attached five-year warrants.  The Reporting Persons beneficially own 2,550,000 shares of Common Stock (including five-year warrants), or approximately 19.40% of the Common Stock deemed to be outstanding.

(b)           The Reporting Persons do not have shared voting power over the shares of Common Stock and does have sole or shared power to dispose of such shares.

(c)           No transactions in the Issuer’s Common Stock have been engaged in by the Reporting Persons during the past 60 days other than the transaction described in Items 3 and 4 of this Schedule 13D.

(d)           Not applicable.

(e)           Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Effective May 7, 2007, the Reporting Persons entered into a Share Purchase Agreement to acquire 600 shares of common stock from the Issuer for an aggregate purchase price of $500,000 (or $2.00 per share).  On May 14, 2007, the Reporting Persons entered into two separate Stock Purchase Agreements, each for 625,000 shares of Issuer’s common stock, at an aggregate price of $2,500,000 (or $2.00 per share) and 312,500 warrants to purchase common stock of the Issuer at $2.60 per share for a period of five years.

The Reporting Persons also received an additional 75,000 warrants to purchase common stock from the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 8, 2007

CHINAMERICA FUND, LP

BY:	CHINAMERICA PARTNERS, L.P.
Its General Partner,

BY:	CHINAMERICA HOLDINGS, L.L.C.
Its General Partner

	By:	/s/ Beau Johnson
	Name:	Beau Johnson
	Title:	Managing Member

CHINAMERICA SHENGTAI ACQUISITIONS, LLC

BY:	CHINAMERICA HOLDINGS, L.L.C.
Its General Partner

	By:	/s/ Beau Johnson
	Name:	Beau Johnson
	Title:	Managing Member

JOINT FILER AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $.001 per share of Shengtai Pharmaceutical, Inc.  The undersigned further consent and agree to the inclusion of this agreement as an exhibit to such Schedule 13D.  This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of August 8, 2007.

CHINAMERICA FUND, LP

BY:	CHINAMERICA PARTNERS, L.P.
Its General Partner,

BY:	CHINAMERICA HOLDINGS, L.L.C.
Its General Partner

	By:	/s/ Beau Johnson
	Name:	Beau Johnson
	Title:	Managing Member

CHINAMERICA SHENGTAI ACQUISITIONS, LLC

BY:	CHINAMERICA HOLDINGS, L.L.C.
Its General Partner

	By:	/s/ Beau Johnson
	Name:	Beau Johnson
	Title:	Managing Member